--------------------------------------------------------------------------------
SEC 1745   Potential persons who are to respond to the collection of information
(2-02) contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                  -----------------------------
                                                           OMB APPROVAL
                                                  -----------------------------
                                                  OMB NUMBER: 3235-0145
                                                  -----------------------------
                                                  EXPIRES: DECEMBER 31, 2005
                                                  -----------------------------
                                                  ESTIMATED AVERAGE BURDEN
                                                  HOURS PER RESPONSE.. 14.9
                                                  -----------------------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                         ELECTRONIC CLEARING HOUSE, INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                    285562500
                                 (CUSIP NUMBER)

                                 AUGUST 20, 2003
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

|_| RULE 13D-1(B)

|X| RULE 13D-1(C)

|_| RULE 13D-1(D)


*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


                               Page 1 of 6 Pages

CUSIP No.285562500

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     MOSES MARX
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           252,081
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          --
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         252,081
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            --
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     252,081
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.3%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 6 Pages

CUSIP No.285562500

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     UNITED EQUITIES (COMMODITIES) COMPANY
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           252,081
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          --
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         252,081
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            --
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     252,081
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.3%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 3 of 6 Pages

Item 1(a).    Name of Issuer:


              ELECTRONIC CLEARING HOUSE, INC.

Item 1(b).    Address of Issuer's Principal Executive Offices:

              28001 Dorothy Dr.
              Agoura Hills, California 91301-2697

Item 2(a).    Name of Person Filing:

              This Schedule 13G is filed on behalf of Moses Marx, United Equities (Commodities) Company, and United Equities Company, LLC (each a "Reporting Person" and, collectively, the "Reporting Persons").

Item 2(b).    Address of Principal Business Office or, If None, Residence:

              The address of each of the Reporting Persons is 160 Broadway, New York, NY 10038.

Item 2(c).    Citizenship:

                    Mr. Marx is a United States citizen. United Equities
              (Commodities) Company is a New York general partnership. United Equities Company, LLC is a New York limited liability company.

Item 2(d).    Title of Class of Securities:

              Common Stock, par value $.01 per share.

Item 2(e).    CUSIP Number:

              285562500

Item 3.       Type of Reporting Person:

              Not Applicable

Item 4. Ownership:

        (a)   Amount Beneficially Owned:

              As of August 20, 2003 United Equities (Commodities) Company owned 252,081 shares of Common Stock. Mr. Marx may be deemed to beneficially own all 252,081 such shares. United Equities Company, LLC, which had previously reported ownership of shares of Common Stock, currently owns no shares of Common Stock.


                               Page 4 of 6 Pages

      (b)   Percentage of Class:

            4.3% beneficially owned by United Equities (Commodities) Company.

      (c)   Number of Shares as to Which Such Person Has:

            (i)   sole power to vote or direct the vote:

                  252,081

            (ii)  shared power to vote or direct the vote:

                  N/A

           (iii)  sole power to dispose or direct the disposition of:

                  252,081

            (iv)  shared power to dispose or direct the disposition of:

                  N/A


Item 5. This statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock.

Items 6-9. Not applicable.

Item 10. Certification:

      By signing below, the Reporting Persons certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities, and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


                               Page 5 of 6 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2003


                                            /s/ Moses Marx
                                            ------------------------------------
                                                       MOSES MARX


                                            UNITED EQUITIES (COMMODITIES)
                                            COMPANY


                                            By: /s/ Moses Marx
                                                --------------------------------
                                                Moses Marx, General Partner


                                            UNITED EQUITIES COMPANY, LLC


                                            By: /s/ Moses Marx
                                                --------------------------------
                                                Moses Marx, Member



                               Page 6 of 6 Pages